Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

June 15, 2011

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Matthew Crispino

Re:	Blackbaud, Inc.
Annual Report on Form 10-K
Filed March 1, 2011
File No. 000-50600

Ladies and Gentlemen:

We write this letter on behalf of our client Blackbaud, Inc. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated May 20, 2011. The comments are repeated below in italics for ease of reference.

Form 10-K for the fiscal year ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Arrangements, page 51

U.S. Securities and Exchange Commission

June 15, 2011

1.	We note your disclosure in this section that you do not believe that you currently have any off-balance sheet arrangements. Please tell us why you have qualified your conclusion and cannot definitively state that you have no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K.

Blackbaud can state that it does not have any off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K. In future filings, beginning with Blackbaud’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2011, Blackbaud will revise the disclosure to remove the qualifying language.

Compensation Discussion and Analysis (incorporated from the definitive proxy statement filed on April 29, 2011)

Performance-Based Annual Bonus, page 24

2.	We note that the 2010 bonuses awarded to Messrs. Cumbaa and Mooney were based, in part, on the performance of their respective business units. In your response letter, tell us how the performance of these business units was evaluated. For example, tell us whether you established quantitative or qualitative performance targets for these units and, if you did, please disclose such targets in your response or provide us with your analysis as to why disclosure is not required. Refer to Item 402(b)(2)(v) of Regulation S-K. If you have omitted performance targets in reliance upon Instruction 4 to Item 402(b) of Regulation S-K, please confirm that you will discuss in future filings how difficult it would be for the business unit to achieve the undisclosed targets. Refer to Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Please be advised that the 2010 bonuses paid to Messrs. Cumbaa and Mooney’s were based in part on the quantitative financial performance of their respective business units. No qualitative performance targets were established or applied for the portion of their bonus related to the performance of the business units. Specifically, Blackbaud’s Compensation Committee evaluated the performance of these business units against revenue, earnings before interest and taxes, or EBIT, and bookings metrics, as follows:

Enterprise Customer Business Unit

		Performance/Payout(1)
Performance Metric	2010 Target	Below Threshold	Threshold	Target	Maximum
Revenue	$130.3 million	<90%	90%	100%	115%
EBIT	$65.6 million	<90%	90%	100%	115%
Bookings	$89.0 million	<90%	90%	100%	115%
Maximum potential bonus as % of target		0%	50%	100%	200%

U.S. Securities and Exchange Commission

June 15, 2011

General Markets Business Unit (2)

		Performance/Payout(1)
Performance Metric	2010 Target	Below Threshold	Threshold	Target	Maximum
Revenue	$158.6 million	<90%	90%	100%	115%
EBIT	$97.7 million	<90%	90%	100%	115%
Maximum potential bonus as % of target		0%	50%	100%	200%
(1)	The revenue and EBIT thresholds must both be achieved for any bonus to be paid. In determining the total payout, each performance metric was equally weighted.
(2)	The total payout for GMBU was determined quarterly based on quarterly targets that sum to the annual target.

In future filings, beginning with Blackbaud’s Annual Report on Form 10-K for the year ending December 31, 2011, Blackbaud will include a more detailed discussion of the relevant performance targets for the business units, including tabular information similar to that provided above.

Employment Agreements

Messrs. Williams, Attanasi, Cumbaa and Mooney, page 38

3.	It does not appear that you have filed (or if previously filed, incorporated by reference into your Form 10-K) your at-will employment agreements with Messrs. Williams, Attanasi, Cumbaa and Mooney. Please advise. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Blackbaud respectfully submits that it has not previously filed, and is not required to file, these “at-will employment agreements” because they are the Company’s basic form of employment agreement substantially similar to those signed by all employees. Specifically, as disclosed on page 38 of the 2011 definitive proxy materials, these agreements do not provide severance and they in fact provide for the same method of allocation of benefits between management and non-management employees. As such, we believe these agreements fall within the exception to the requirement to file contained in Regulation S-K, Item 601(b)(10)(iii)(C)(4). In addition, because they are at-will and therefore terminable at any time for any or no reason and without additional obligations or payments by the Company, these agreements contain no significant obligations on the part of Blackbaud and are immaterial in amount and significance.

U.S. Securities and Exchange Commission

June 15, 2011

Proxy Card

4.	As previously discussed with your counsel, the description of Proposal 2 in your proxy card does not appear to accurately describe the proposal on which shareholders are voting. The resolution on page 12 of the proxy statement indicates that stockholders are voting to approve, on an advisory basis, the compensation of your named executive officers. The resolution language appears to comply with the requirements of Rule 14a-21(a). The Proxy Card, however, indicates that shareholders are voting “to hold an advisory vote on executive compensation.” Please advise on how you intend to resolve this ambiguity in your proxy card prior to your June 22, 2011 annual meeting.

Thank you for contacting us to discuss this comment, allowing Blackbaud to resolve this ambiguity promptly. As you know, Blackbaud filed with the SEC, mailed to stockholders and posted on the Internet additional definitive proxy solicitation materials on May 23, 2011, clarifying Proposal 2 on the proxy card.

Consolidated Financial Statements

Revenue Recognition, page F-7

5.	We note from your disclosures that any related set-up fees associated with your hosted subscription agreements are recognized ratably over the service period of the contract. Please tell us the life of the subscription period over which you recognize the implementation fees and explain how you consider customer renewals in determining the life of a subscription period. As part of your response, tell us how you considered the guidance in footnote 39 of SAB Topic 13.A.3(f).

Blackbaud recognizes set-up fees associated with its hosting subscription arrangements over the service period of the contract which generally ranges from one to three years with an average subscription service period of two years. Blackbaud believes the contract service period is the appropriate period over which the customer benefits from the payment of the set-up fees in hosting subscription agreements. The Company has limited consistent and comparable historical data on subscription renewals. However, Blackbaud considered various other factors in applying the guidance in footnote 39 of SAB Topic 13.A.3(f), the most significant of which is the customer recovery period. The set-up fee is not a significant portion of the overall arrangement and generally represents less than 10% of the total arrangement value. Blackbaud has made the assessment that the customer is expected to recover the set-up fee within the contract service period.

U.S. Securities and Exchange Commission

June 15, 2011

Blackbaud evaluated the impact to revenue of increasing the average recognition period. Even if the average recognition period increased to five years, the increase in the recognition period would not yield a material difference to Blackbaud’s financial results in 2008, 2009 or 2010.

In future filings, beginning with Blackbaud’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2011, Blackbaud will revise its disclosure to state, “Any related set-up fees are recognized ratably over the customer relationship period, which the Company believes is the service period of the contract.” In addition, Blackbaud will continue to monitor and evaluate renewal experience and, if such experience indicates a longer life is appropriate, then it will revise its accounting prospectively from that determination.

*    *    *    *    *    *    *    *

As requested, please be advised that Blackbaud hereby acknowledges that:

•	Blackbaud is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Blackbaud may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Blackbaud respectfully submits that the foregoing is appropriately responsive to the comments of the Staff. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds

cc:	Marc E. Chardon
Timothy V. Williams
Jon Olson, Esq.